Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 O: 206.883.2500 F: 206.883.2699

October 20, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess
Austin Pattan
Dan Duchovney

Re:	RealNetworks, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 19, 2022 File No. 001-37745

Transaction Statement on Schedule 13E-3 Filed September 19, 2022 File No. 005-52907

Ladies and Gentlemen:

On behalf of our client, RealNetworks, Inc. (“RealNetworks” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 14, 2022, concerning the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on September 19, 2022 (the “Preliminary Proxy Statement”).

In connection with the submission of this letter, RealNetworks is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Amended Preliminary Proxy Statement.

AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

October 20, 2022

Preliminary Proxy Statement on Schedule 14A filed September 19, 2022

Cover Page

1.

We note your disclosure that shares of preferred stock are non-voting “except as required by law.” Please revise your disclosure to state whether state law requires that the shares of preferred stock have a vote in the current transaction.

RealNetworks has included additional disclosure on the cover page, the notice of the Special Meeting and pages 3, 10, 11 and 78 of the Amended Preliminary Proxy Statement to clarify that, while the parties have agreed to make approval of the holders of a majority of the outstanding shares of preferred stock a condition to the closing of the Merger, under Washington law, the shares of Series B Preferred Stock are not entitled to vote, as a separate voting group or otherwise, on the Merger or any other matters to be presented at the Special Meeting.

Summary Term Sheet, page 1

2.	Refer to the section on page 5 captioned “Reasons for the merger.” Revise to disclose the fairness determination, which is referenced in the caption but not included in the text below.

RealNetworks has included additional disclosure on page 5 of the Amended Preliminary Proxy Statement to clarify that the Special Committee determined that the Merger Agreement and the related transactions contemplated thereby are advisable, fair to and in the best interests of the Company and the Unaffiliated Shareholders.

Required Shareholder Votes for the Merger, page 3

3.

We note that you will require both the affirmative votes of the holders of the majority of the out-standing shares of your Common Stock and preferred stock, each voting as a separate class, and the affirmative vote of the holders of a majority of the outstanding shares of your Common Stock held by the holders of your Common Stock other than the Voting Agreement Shareholders. Revise to affirmatively state the percentage of common stock outstanding that would be required to vote in favor of the transaction to satisfy the majority of the minority condition.

RealNetworks has included additional disclosure on pages 3, 11, 78 and 79 of the Amended Preliminary Proxy Statement to clarify that, in order to satisfy the Minority Approval condition, the affirmative vote of the holders of a certain percentage of our outstanding Common Stock as of the Record Date is required (assuming and including the affirmative vote of all shares owned by the Founder Shareholders), which percentage will be specified at the time that the definitive proxy statement is filed on EDGAR.

Securities and Exchange Commission

October 20, 2022

Reasons for the Merger, page 38

4.

We note your statement that this is a “non-exhaustive” list of the material factors considered by the Special Committee. Please revise to confirm that this list encompasses all material factors considered by the Special Committee in recommending the transaction.

RealNetworks has revised the disclosure on page 39 of the Amended Preliminary Proxy Statement to reflect that such disclosure lists all of the material factors considered by the Special Committee in recommending the transaction.

5.

Please revise to include whether the Special Committee or the Board considered the fairness of the merger agreement in comparison to the company’s net book value. In this regard, we note that the merger consideration offered is less than the net book value as of June 30, 2022, which was $0.75. Refer to Instruction 2 of Item 1014 of Regulation M-A.

RealNetworks has revised the disclosure on page 44 of the Amended Preliminary Proxy Statement to clarify the Special Committee’s consideration of the Company’s net book value relative to the merger consideration.

6.

We note that the Special Committee considered the analysis and opinion of Houlihan Lokey. Please be advised that if any filing person has based its fairness determination of the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy their disclosure obligation. See question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Houlihan Lokey’s analysis and conclusions as its own. Alternatively, revise your disclosure to include a discussion responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.

RealNetworks has revised the disclosure on page 41 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

Position of the Purchaser Filing Parties as to the Fairness of the Merger, page 46

7.

We note your statements that “Under the SEC rules governing ‘going-private’ transactions, each of the Purchaser Filing Parties may be deemed to be an affiliate of the Company.” Given your determination to include those persons as filing persons to the Schedule 13E-3, it is inappropriate to make such disclaimers. Please revise.

RealNetworks has revised the disclosure on page 46 of Amended Preliminary Proxy Statement in response to the Staff’s comment.

Opinion of the Special Committee’s Financial Advisor, page 48

8.

Please revise this section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed for on page 53 for the Selected Companies analysis.

RealNetworks has revised the disclosure on page 53 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission

October 20, 2022

9.	Please disclose the basis for discount rates and terminal value multiples used in the Discounted Cash Flow analysis.

RealNetworks has revised the disclosure on page 54 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

10.

Revise the section captioned “Miscellaneous” to describe more precisely the work Houlihan Lokey has conducted for the relevant persons and quantify the fees received by Houlihan Lokey during the past two years as required by Item 1015(b)(4) of Regulation M-A.

RealNetworks has revised the disclosure on page 55 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

Financing, page 75

11.

We note the parties’ intention that the Parent Guarantor will fund its obligations under the merger agreement with cash and other liquid assets on hand. Please revise to provide greater detail as to the source of funding. Further, please disclose the existence of any alternative financing arrangements in the event that this source of funds is insufficient or unavailable for any reason. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

RealNetworks has revised the disclosure on pages 9 and 75 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

*****

Securities and Exchange Commission

October 20, 2022

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (206) 883-2501 or pschultheis@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Patrick J. Schultheis
Patrick J. Schultheis

cc:	Robert Glaser, RealNetworks, Inc.

Michael Parham, RealNetworks, Inc.

Brian McClain, RealNetworks, Inc.

Trent Dykes, DLA Piper LLP

Andrew Ledbetter, DLA Piper LLP

Tim Fitzsimons, King & Spalding LLP